

Mail Stop 4631

September 21, 2017

Via E-mail
Victor Gallo
General Counsel
AP Gaming Holdco, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

> **Re: AP Gaming Holdco, Inc.**
> **Amendment 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 27, 2017**
> **CIK No. 1593548**

Dear Mr. Gallo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Company and Product Overview, page 1

1. We note your response to comment 1 of our letter dated May 11, 2017, and we reissue the comment. We are again unable to locate disclosure responsive to our comment. In addition to the examples previously cited, please discuss your anticipated status as a controlled company and the implications thereof. Please understand you will be required to provide in your Summary section meaningful disclosure of and equal prominence to

the risks and challenges you face prior to effectiveness. See Instruction to Item 503(a) of Regulation S-K.

Risk Factors, page 19

2. Please include an independent risk factor disclosing that your certificate of incorporation will include a provision that you renounce any corporate opportunity in which Apollo, its members or directors or its affiliates may seek to participate, even if it is an opportunity which you may otherwise have pursued.

3. Please include an independent risk factor addressing the risks to investors raised by the forum selection clause, disclosed on page 145, that you intend to include in your certificate of incorporation.

Selected Historical Consolidated Financial and Other Data, page 53

4. We note from your response to comment 4 of our letter dated August 8, 2017, that you now intend to use proceeds from this offering to repay the PIK Notes in full. Please provide pro forma financial information that complies with the guidance in Article 11-02 of Regulation S-X for the repayment of debt with the proceeds from the initial public offering.

2. Summary of Significant Accounting Policies, page F-74

Revenue Recognition, page F-74

5. We note your response to comment 11 of our letter dated August 8, 2017. Specifically, we note your conclusion during due diligence and subsequent to the acquisition, that Cadillac Jack's gaming arrangements fall within the scope of ASC 840, which would require revenue to be recognized under ASC 840 rather than ASC 605-10-S99. Please revise your financial statements to recognizing revenue for these arrangements in accordance with ASC 840. In this regard, ASC 605-10-S99 specifically states, "[i]f a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied." Please address the need to provide the disclosures in ASC 250 for the correction of an error related to the correction of the gaming operations revenue recognition policy under ASC 840 rather than ASC 605-10-S99.

Note 5. Long-Term Debt, page F-14

6. We note that you entered into a First Lien Credit Facilities on June 6, 2017, with the majority of the proceeds used to terminate the Senior Secured Credit Facilities. Please provide us with your detailed analysis of the guidance in ASC 470-50 in determining your accounting for the new and terminated credit facilities, including how you

determined the amount of costs to defer and amortize over the life of the new credit facilities versus the amount to expense.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 5551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kimo Akiona
        Monica K. Thurmond, Esq.
        Christodoulos Kaoutzanis, Esq.